FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 2, 2010

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES REGULATOR'S
DECISION TO REDUCE INTERCONNECT TARIFF

NETANYA, Israel, September 2, 2010 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that following the previous reports regarding the possible reduction of interconnect tariffs payable to cellular operators in Israel, the Israeli Ministry of Communications, or MOC, announced its decision to amend the applicable Israeli regulations as follows:

•
to reduce the maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network from the current tariff of NIS 0.251 per minute to NIS 0.0687 per minute from January 1, 2011; to 0.0634 per minute from January 1, 2012; to NIS 0.0591 per minute from January 1, 2013; and to NIS 0.0555 from January 1, 2014.

•
to reduce the maximum interconnect tariff payable by a cellular operator for sending an SMS message to another cellular network from the current tariff of NIS 0.0285 to NIS 0.0016 from January 1, 2011; to NIS 0.0015 from January 1, 2012; to NIS 0.0014 from January 1, 2013; and to NIS 0.0013 from January 1, 2014.

•
the tariffs do not include VAT and will be updated annually from January 1, 2011, based on the change in the Israeli CPI published in November of the preceding year against the Israeli CPI published in January 2009.

The reduction is expected to have a material adverse effect on the Company's results. As previously reported, such adverse effects include both the direct effect of the reduction and indirect effects.

Absent any efforts to mitigate the expected loss of revenues, these changes are expected to have an annual direct adverse effect (based on the Company's current calls and SMS data) of approximately NIS 420 million on the Company's EBITDA and approximately NIS 320 million on the Company's net income, for the first reduction.

The Company cannot predict the actual indirect adverse effects the reduction would have on the Company's results, including from fewer calls being made as subscribers switch to landline and callback services. Any usage of the interconnect tariff as the basis for other tariffs, if regulated, such as for the provision of services to MVNO or the provision of national roaming services (if such services are allowed), may have additional material adverse effect on the Company's results.
The Company intends to take measures to mitigate as much as possible the expected adverse effects of such reduction, through revenue enhancement as well as cost reduction, but cannot assure that these will be successful.

The Company will study the MOC's detailed decision, once received, and will then determine its steps against the decision, such as filing a petition with the Israeli Supreme Court of Justice. The Company cannot predict the ultimate outcome of such petition, if filed.

For additional details see the Company’s most recent annual report for the year ended December 31, 2009 on Form 20-F under “Item 3. Key Information – D. Risk Factors – Risks related to our business –  We operate in a heavily regulated industry, which can harm our results of operations" and "We face intense competition in all aspects of our business", as well as under "Item 4. Information on the Company – B. Business Overview – Competition" and "Government

Regulations –Tariff Supervision”, the Company's immediate report regarding its results of operations in the first quarter of 2010 on form 6-K dated May 17, 2010, under "Other developments during the first quarter of 2010 and subsequent to the end of the reporting period – Regulation – Tariff Supervision" and the Company's immediate report regarding its results of operations in the second quarter of 2010 on form 6-K dated August 26, 2010, under "Other developments during the second quarter of 2010 and subsequent to the end of the reporting period – Regulation ".

Forward Looking Statement -The information contained in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the impact of the reduction of interconnect tariffs on the Company's results of operations, are subject to uncertainties and assumptions about the outcome of the aforesaid petition, if filed; the actual effects of the reduction (including customer reaction and substitution of other products, as well as general trends in the Company’s business that could change the number of subscribers, minutes of use and pricing); the entry of MVNOs or new operators to the market and their actual effect on the market and the Company's results; the existence of national roaming services and the regulator's intervention in setting tariffs for MVNO and national roaming services, the tariffs actually set and the effects of such services and tariffs on the market and the Company's results; and the Company's ability to mitigate the expected lost revenues. The actual effect of the reduction and other regulatory changes, as well as the Company's ability to mitigate the expected lost revenues, could lead to materially different outcome than that set forth above.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.341 million subscribers (as at June 30, 2010) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar & Kristin Knies CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	September 2, 2010	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel